SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For February 17, 2010
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)   The Press Release issued on February 17, 2010.

CORPORATE COMMUNICATIONS

PRESS RELEASE	17 February 2010
ING posts underlying net profit of EUR 748 million in 2009
•	ING returns to profit in 2009: full-year underlying net result EUR 748 million vs. EUR -304 million in 2008
•	Negative market impacts of EUR 4,742 million, down from EUR 6,674 million in 2008

•	The full-year 2009 net result was EUR -935 million, or EUR -0.44 per share, including divestments and special items
•	4Q09 underlying net profit of EUR 74 million, vs. a loss of EUR 3,093 million in 4Q08
•	Negative market impacts decrease sharply to EUR 992 million vs. peak of EUR 5,045 million in 4Q08

•	Result excluding market impacts, risk costs and variable annuity assumption changes was EUR 2,106 million, up 65% from 4Q08

•	Special items includes EUR -930 million related to an accrual of additional future payments to the Dutch State for the Alt-A facility

•	Divestments and special items brought 4Q09 net result to EUR -712 million or EUR -0.33 per share
•	Bank posts 4Q underlying profit before tax of EUR 132 million vs. loss of EUR 1,841 million in 4Q08
•	Negative market impacts decrease to EUR 992 million from EUR 2,262 million in 4Q08

•	Loan loss provisions increase to EUR 686 million in fourth quarter from EUR 576 million a year earlier

•	Result excluding market impacts and risk costs up sharply to EUR 1,810 million from EUR 998 million in 4Q08
•	Insurance posts 4Q underlying loss before tax of EUR 47 million vs. EUR 2,502 million loss in 4Q08
•	Market impacts netted to nil compared with EUR -2,783 million in 4Q08

•	Lapse assumption changes in US and Japanese variable annuity books lead to EUR 343 million charge in 4Q09

•	Excluding market impacts and variable annuity assumption changes, results increase to EUR 296 million from EUR 281 million
•	First phase of Back to Basics programme completed with all targets exceeded and risks reduced
•	Operating expenses cut by EUR 1.5 billion in 2009 on a comparable basis

•	Balance sheet of ING Bank reduced by 18%, or EUR 194 billion, vs. September 2008
•	Shareholders’ equity increases by EUR 7.3 billion to EUR 33.9 billion, or EUR 8.95 per share, in 4Q09
•	Successful EUR 7.5 billion rights issue enabled ING to repay half of Dutch State capital support

•	Bank’s core Tier 1 ratio improves to 7.8%; debt/equity ratio for Group and Insurance reduced to 12.4% and 9.7%, respectively

•	ING will not pay a dividend over 2009
CHAIRMAN’S STATEMENT
“2009 was a tumultuous year for financial markets, and for ING,” said Jan Hommen, CEO of ING Group. “Yet even in this challenging environment, we made great strides to improve our operating performance, cut expenses and return to profit on an underlying basis.”
“Although asset impairments and revaluations continued to have a substantial impact on ING’s results, market conditions improved gradually through the course of 2009, and the negative impact of market volatility was substantially lower in the fourth quarter than a year ago. Loan loss provisions at the Bank increased from a year earlier, but were roughly in line with the first three quarters of the year. Excluding those impacts, the Bank showed a strong commercial performance, supported by improved interest margins, higher results from Financial Markets and cost reduction. Insurance results were impacted by assumption changes in the variable annuity books in the US and Japan as fewer customers surrendered their policies, while investment margins remained under pressure following derisking measures taken earlier in the year. The net loss in the quarter reflects an accrual of additional future payments to the Dutch State for the Alt-A facility as part of the agreement with the European Commission which we announced in October.”
“We have made structural improvements in our operating performance, while reducing risks and leverage on our balance sheet. The first phase of our Back to Basics programme, which we launched at the beginning of last year, has been successfully completed with all targets exceeded. We reduced our operating expenses by EUR 1.5 billion on a comparable basis, surpassing the original cost reduction target by 50%. The balance sheet of the Bank was reduced by 18% from September 2008, or by EUR 194 billion, exceeding the 10% target. In one year, Back to Basics has helped make ING a more efficient and less leveraged institution with a lower risk profile, and that’s an achievement our management can be proud of. In the fourth quarter we were also able to raise equity to repay half of the capital support received from the Dutch State and further strengthen our capital position, marking an important milestone on our road to recovery.”
“The Back to Basics programme culminated in the decision to separate our banking and insurance activities as part of the restructuring plan agreed with the European Commission. While we are now appealing the proportionality of this agreement in the context of a level playing field in Europe, we will move ahead with the separation, which we believe is the right strategy to position both businesses as we emerge from the financial crisis.”
“2010 will be a year of transition, and it will not be without challenges, as we work towards the operational separation of the banking and insurance businesses. We will approach this process with the utmost care and diligence to ensure an orderly and equitable separation. At the same time we will continue to work to improve the performance of both parts of the business for our shareholders and our customers, by rationalising our product offering, simplifying our processes and investing in further improvements in customer service. Through this process we will create strong and independent companies that can go forward to forge their own futures.”

ING GROUP
ING Group: Key Figures

In EUR million	4Q2009	4Q2008	Change	3Q2009	Change	FY2009	FY2008	Change

Underlying[1] result before tax
Retail Banking	421	75	461.3%	548	-23.2%	1,534	1,691	-9.3%
ING Direct	-177	-1,411		-358		-666	-1,125
Commercial Banking	69	-366		267	-74.2%	694	609	14.0%
of which Commercial Banking excluding ING Real Estate	379	-118		577	-34.3%	2,083	906	129.9%
of which ING Real Estate	-310	-248		-309		-1,389	-297
Corporate line Banking	-180	-139		-184		-661	-726

Underlying result before tax Banking	132	-1,841		274	-51.8%	900	449	100.4%

Insurance Europe	234	-186		358	-34.6%	650	651	-0.2%
Insurance Americas	14	-1,084		304	-95.4%	61	-958
Insurance Asia/Pacific	-29	-240		189	-115.3%	220	-1
Corporate line Insurance	-266	-991		-301		-1,122	-1,072

Underlying result before tax from Insurance	-47	-2,502		551	-108.5%	-191	-1,380

Underlying result before tax	85	-4,343		825	-89.7%	709	-931

Taxation	18	-1,217		85	-78.8%	80	-565
Minority interests	-7	-33		-8		-118	-62
Underlying net result	74	-3,093		748	-90.1%	748	-304
Net gains/losses on divestments	273	-217		-168		57	7
Net result from divested units	-4	-270		25		20	-105
Special items after tax	-1,055	-132		-107		-1,759	-327

Net result	-712	-3,712		499	-242.7%	-935	-729

Result per share (in EUR)[2]	-0.33	-1.82		0.25	-232.0%	-0.44	-0.36

Number of staff (FTEs end of period, adjusted for divestments))	107,173	116,345	-7.9%	107,528	-0.3%	107,173	116,345	-7.9%
Shares outstanding in the market (average)						2,103	2,043

[1]	Underlying result before tax and underlying net result are non-GAAP measures for result excluding divestments and special items

[2]	Result Per Share (RPS) differs from IFRS Earnings Per Share (EPS) in respect of payments/ attributions the Non-voting equity securities and the recalculation of the number of outstanding shares to reflect the impact of the rights issue. A reconciliation between RPS and EPS is provided in the Annual Accounts.

Note:	small differences are possible in the tables due to rounding
ING’s results staged a significant recovery from 2008 despite continuing substantial market impacts
ING Group highlights
ING Group posted an underlying net profit of EUR 748 million for the full-year 2009, recovering from a loss of EUR 304 million in 2008 as financial markets began to stabilise and operating conditions improved. The swing was substantial in the fourth quarter, with a small profit of EUR 74 million in the last three months of 2009 compared with a loss of EUR 3,093 million a year earlier, when results were impacted by substantial impairments on US mortgage-backed securities.
Impairments and other negative market impacts decreased sharply over 2009, but there were still challenges. Impairments on Alt-A RMBS were substantially lower at EUR 324 million in the fourth quarter of 2009, down from a peak of EUR 1,814 million a year earlier. Impairments on other debt securities also declined to EUR 158 million from EUR 499 million a year earlier, and related to subprime RMBS, CMBS and hybrids of financial institutions.
Negative real estate revaluations and impairments decreased slightly in the fourth quarter, totalling EUR 558 million compared with EUR 608 million a year earlier. Returns on private equity were positive in the quarter at EUR 112 million, up from EUR -275 million a year earlier.
As equity markets improved, equity-related impacts were positive at EUR 51 million in the fourth quarter compared with EUR -1,605 million a year earlier.
Other market impacts were EUR -115 million, compared with EUR -244 million a year ago, and consisted of a provision taken for the deposit guarantee scheme in the Netherlands following the bankruptcy of DSB Bank, a realised loss from selling part of the US prime RMBS portfolio at ING Direct to reduce risk-weighted assets, volatile hedging results on the Japanese variable annuity book, and fair value changes on derivatives.
The above mentioned market impacts totalled EUR -992 million in the fourth quarter, compared with EUR -5,045 million a year earlier (see table on page 9). Excluding these impacts as well as loan loss provisions at the Bank and variable annuity assumption changes at Insurance, the underlying result before tax improved to EUR 2,106 million from EUR 1,279 million in the fourth quarter of 2008, reflecting improved margins at the Bank and cost savings across the Group.
Compared with the third quarter of 2009, negative market impacts increased from EUR 885 million, mainly due to an increase in ‘other market impacts’.

The result before market impacts, risk costs and variable annuity changes declined from EUR 2,371 million in the third quarter, mainly reflecting seasonality in the Financial Markets business in the Bank and an increase in expenses.
Commercial activity remained robust, with client balances increasing by EUR 19.8 billion in the fourth quarter. The increase mainly reflects the banking business, where client balances rose by EUR 17.3 billion, led by inflows of savings at ING Direct and moderate residential mortgage production in Retail Banking and ING Direct. Corporate loan production declined amid lower demand.
Insurance sales fell 18.7% on a constant currency basis from the fourth quarter of 2008, mainly due to the decision to limit variable annuity sales in the US and cease sales of these products in Japan.
The banking businesses posted an underlying profit before tax of EUR 132 million, compared to a loss of EUR 1,841 million in the fourth quarter last year. Negative market impacts totalled EUR 992 million, down from EUR 2,262 million a year earlier. The Bank added EUR 686 million to the provision for loan losses (up from EUR 576 million a year earlier), driven mainly by mid-corporate and SME lending in the Benelux and the US mortgage book. Corporate lending showed an improvement, supported by releases of provisions taken earlier in the crisis.
Excluding market impacts and risk costs, the result from banking increased sharply to EUR 1,810 million from EUR 998 million a year earlier. The increase was driven by an improvement in the interest margin, stronger Financial Markets results, and the benefit of cost savings across the organisation. The result before market impacts and risk costs declined from EUR 2,056 million in the previous quarter, which benefited from one-off releases in costs and seasonally higher Financial Markets income.
Insurance recorded an underlying loss before tax of EUR 47 million compared with a loss of EUR 2,502 million a year earlier. Market-related items netted to nil, compared with EUR -2,783 million in the fourth quarter of 2008. Excluding these impacts and the charge related to variable annuity assumption changes, the result increased to EUR 296 million from EUR 281 million a year ago, mainly driven by lower operating expenses. Compared with the third quarter, the result before market impacts and the variable annuity charge declined from EUR 315 million, mainly reflecting lower non-life results.
The Group’s fourth-quarter underlying result before tax was EUR 85 million. Taxation was EUR 18 million and included a tax benefit of EUR 83 million related to Private Banking Switzerland. At the closing date of the sale of Private Banking Switzerland, ING announced a gain of approximately EUR 150 million. The remaining part of this gain, approximately EUR 70 million, will be booked as a gain on divestment in the first quarter of 2010.
The underlying net result also included EUR -7 million of minority interests. The impact of divestments totalled EUR 269 million, the majority of which was from a gain on the sale of ING’s Australian and New Zealand insurance businesses.
Special items were EUR -1,055 million and included the one-time charge of EUR 930 million after tax related to an accrual of additional future payments for the Illiquid Assets Back-up Facility as part of the overall agreement with the European Commission. A restructuring charge of EUR 46 million was taken for the merger of ING’s retail banking activities in the Netherlands, and a further EUR 79 million charge was mainly related to headcount reductions for ING’s Back-to-Basics programme.
Including divestments and special items, the Group’s quarterly net result was EUR -712 million, or EUR -0.33 per share. For the full-year 2009, the net result was EUR -935 million, or EUR -0.44 per share. Shares outstanding in the market were 3,785 million at the end of December 2009, compared with 2,028 million at the end of September, reflecting ING’s rights issue in December 2009. The weighted average number of shares used to calculate earnings per share is 2,103 million for 2009.
Back to Basics update
ING completed the first phase of its ‘Back to Basics’ programme, announced in April 2009, exceeding each of the targets set. Operating expenses were reduced by EUR 1.5 billion, exceeding the increased target of EUR 1.3 billion on a comparable basis, of which approximately EUR 1.2 billion represents sustainable savings and EUR 281 million were one-off items. These expense figures do not include those from acquisitions and divestments, impairments on real estate development projects and the charge for the Dutch deposit guarantee scheme related to DSB Bank. Headcount reductions totalled 11,331 FTEs surpassing the expected reduction of 7,000 FTEs.
Derisking measures progressed well and continued during the quarter. ING Direct sold EUR 0.8 billion of its US prime RMBS portfolio, realising a loss of EUR 83 million, but releasing EUR 7 billion of risk-weighted assets. The deleveraging of the Bank’s balance sheet also exceeded the target. The balance sheet was reduced by EUR 194 billion, or 18.0%, compared with the end of September 2008 when the balance sheet reductions began.

BANKING
Banking: Key Figures

	Total Banking			Retail Banking			ING Direct			Commercial Banking
In EUR million	4Q09	4Q08	Change	4Q09	4Q08	Change	4Q09	4Q08	Change	4Q09	4Q08	Change

Total underlying income	3,362	1,421	136.6%	1,868	1,690	10.5%	440	-838		1,043	672	55.2%
Operating expenses	2,544	2,686	-5.3%	1,178	1,408	-16.3%	417	458	-9.0%	757	784	-3.4%
Gross result	818	-1,265		690	282	144.7%	22	-1,296		286	-112
Addition to loan loss provision	686	576	19.1%	269	207	30.0%	200	115	73.9%	217	254	-14.6%

Underlying result before tax	132	-1,841		421	75	461.3%	-177	-1,411		69	-366

Interest margin	1.41%	1.19%					1.12%	0.99%
Underlying cost/income ratio	75.7%	189.0%		63.1%	83.3%		94.9%	n.a.		72.6%	116.7%
Risk costs in bp of average CRWA	96	81		127	107		133	87		63	67
Risk-weighted assets (end of period)	332,374	343,388	-3.2%	98,761	95,002	4.0%	69,326	67,864	2.2%	160,300	177,197	-9.5%
Underlying RAROC before tax	6.4%	-29.5%		31.3%	9.6%		-3.4%	-133.1%		5.2%	-9.9%
Underlying RAROC after tax	5.9%	-17.3%		25.7%	7.3%		-2.3%	-84.8%		5.0%	-7.9%
Economic Capital (average over period)	22,831	22,227	2.7%	6,856	6,244	9.8%	4,390	3,991	10.0%	8,897	9,948	-10.6%
Staff (FTEs end of period)	71,088	75,109	-5.4%	47,406	49,665	-4.5%	9,448	9,980	-5.3%	14,234	15,463	-7.9%

Higher margins and cost containment supported results while impairments and real estate revaluations remained substantial
Higher margins on savings and a favourable yield curve supported a strong commercial performance at ING’s banking activities, despite lower demand for credit. Nonetheless, market impacts remained substantial in the fourth quarter. Higher delinquencies in the US housing market led to additional impairments on mortgage-backed securities, albeit at a lower level than in the previous quarter. Real estate markets continued to be impacted by the weak economic conditions and higher yields, resulting in further negative revaluations. The result was also impacted by a provision for the industry-wide deposit guarantee scheme in the Netherlands due to the bankruptcy of DSB Bank.
The banking operations recorded an underlying profit before tax of EUR 132 million compared to a loss of EUR 1,841 million in the fourth quarter last year. This improvement was driven by a sharp increase in income in all business lines due to lower negative market impacts and improved commercial performance.
Total market impacts in the quarter were EUR -992 million compared with EUR -1,121 million in the third quarter of 2009 and EUR -2,262 million in the year-ago quarter. Excluding these impacts, the result before risk costs was EUR 1,810 million, a sharp improvement compared with a year earlier, but lower than the previous quarter due to seasonality in the Financial Markets business and one-off releases in costs in the third quarter.
Total underlying income more than doubled, driven by substantially lower negative market impacts and improved commercial performance. The interest margin rose to 1.41%, up 22 basis points from the fourth quarter of 2008. Volumes increased, with net production of client balances of EUR 9.1 billion compared with EUR 2.1 billion in the third quarter of 2009.
Underlying operating expenses decreased 5.3% on the fourth quarter of 2008. Expenses included impairments on real estate development projects and a provision related to the industry-wide deposit guarantee system in the Netherlands following the bankruptcy of DSB Bank. Excluding these items, operating expenses declined 19.6%, reflecting cost-cutting under the Back to Basics programme and the retail transformation programmes in the Benelux.
Risk costs rose to EUR 686 million (or an annualised 96 basis points of average credit risk-weighted assets) compared with EUR 576 million in the fourth quarter of 2008 and EUR 662 million in the previous quarter. The increase versus the year-ago quarter was driven by mid-corporate and SME clients in the Benelux and the US housing market. Commercial Banking and the corporate real estate portfolio saw lower risk costs, supported by releases from sectors impacted earlier in the credit crisis. Based on the current economic outlook, ING expects risk costs in the coming quarters to be around the levels of the second half of 2009.
Retail Banking
Margins in Retail Banking continued to improve. Savings and deposits volumes fell as banks continued to compete strongly for funding. Despite the competitive environment, savings and deposits margins improved gradually in 2009 reflecting lowered client rates in the Netherlands. Lending margins improved compared with the third quarter. However, risk costs increased, which was largely driven by the mid-corporate and SME segments.
Driven by cost-reduction and higher interest margins, the underlying result before tax from Retail Banking increased more than fivefold to EUR 421 million compared with the same quarter of 2008.
Total underlying income improved strongly by 10.5%, driven by higher margins in all regions. Savings volumes were under pressure as ING managed for margins instead of volume. Net production of client balances was EUR -2.6 billion as a net outflow in funds entrusted was only partially offset by higher mortgage production. Total client balances, including market performance and FX impacts, were stable at EUR 498 billion.
Operating expenses declined 16.3% from a year earlier, when costs were higher ahead of the merger of the two Dutch retail banks. Compared with the third quarter, operating expenses rose 8.6%; this was due to one-off releases in the third quarter related to a settlement of a vendor contract and an employee benefit release in Belgium.
Risk costs increased by EUR 62 million from a year earlier to EUR 269 million, driven by specific sectors in the Benelux SME and mid-corporate segments. Risk costs on the mortgage portfolio remained low.
ING Direct
The deterioration in the US housing market continued to impact results at ING Direct, though impairments on Alt-A RMBS were lower than the previous quarter. ING Direct posted a pre-tax loss of EUR 177 million, an improvement from losses of EUR 1,411 million a year earlier. Impairments on the investment portfolio amounted to EUR 262 million, down from EUR 1,670 million in the fourth quarter of 2008. ING Direct took steps to derisk its balance sheet, selling part of its US prime RMBS portfolio, leading to a realised loss of EUR 83 million, but releasing EUR 7 billion in risk-weighted assets.
Commercial growth remained robust, with a net production of client balances of EUR 8.1 billion in the fourth quarter. Funds entrusted increased by EUR 5.4 billion and mortgage production was EUR 2.2 billion as demand for home loans remained subdued in all countries. Including currency effects and market performance, client balances increased by EUR 12.7 billion to EUR 353.8 billion at the end of December. ING Direct added 154,000 clients in the quarter, bringing the world-wide total to 22.9 million.
The interest result rose 14.7%, reflecting higher volumes and improved margins. The interest margin was 1.12%, up from 0.99% in the same quarter last year. Compared to the third quarter, the interest margin was down 4 basis points reflecting lower short-term rates.
Expenses declined 9.0% from the fourth quarter of 2008. Excluding EUR 32 million higher deposit insurance premiums and EUR 5 million currency effects, expenses declined 15%, illustrating strong cost control.
Risk costs increased by EUR 85 million from a year earlier to EUR 200 million, reflecting a higher rate of delinquencies in the US mortgage market. Compared with the third quarter, which included EUR 34 million in costs related to loan modifications, risk costs were EUR 38 million lower.
Commercial Banking
Commercial Banking reported an underlying profit before tax of EUR 69 million, compared with a loss of EUR 366 million in the year-ago quarter. Excluding ING Real Estate, Commercial Banking posted strong results, with an underlying profit before tax of EUR 379 million. However, ING Real Estate posted a loss of EUR 310 million, driven by negative real estate revaluations and impairments of EUR 457 million, up from EUR 332 million in the year-ago quarter.
Results from General Lending & Payments and Cash Management surged to EUR 135 million in the fourth quarter from EUR 53 million in the same quarter of 2008, due to higher margins on lending, cost reductions and an improvement in risk costs. Results from Structured Finance increased 40.3% to EUR 108 million, driven by a sharp expense reduction, while higher margins could not fully offset lower volumes. Leasing & Factoring posted a profit of EUR 27 million, up from EUR 7 million a year earlier, supported by higher margins in General Leasing and a recovery in the car lease market as the value of used cars improved. Financial Markets reported a profit of EUR 88 million compared to a loss of EUR 119 million in the year-ago quarter.
Expenses excluding real estate impairments fell 30.9% from the fourth quarter of 2008, reflecting strict cost control. Risk costs declined to EUR 217 million from EUR 234 million in the third quarter and EUR 254 million in the same quarter last year as General Lending and Real Estate Finance saw releases of provisions taken earlier in the crisis.
Banking Corporate Line
The Corporate Line Banking recorded a loss of EUR 180 million, including the charge for the Dutch deposit guarantee scheme following the failure of DSB Bank, down from a loss of EUR 139 million a year earlier.

INSURANCE
Insurance: Key Figures

	Total Insurance		Europe		Americas		Asia/Pacific
In EUR million	4Q2009	4Q2008	4Q2009	4Q2008	4Q2009	4Q2008	4Q2009	4Q2008

Gross premium income	6,667	8,970	2,205	2,469	3,112	4,662	1,340	1,825
Total investment and other income	1,002	1,956	558	894	337	771	418	1,332
Operating expenses	957	1,171	398	480	374	475	143	188

Underlying result before tax	-47	-2,502	234	-186	14	-1,084	-29	-240

New business figures
Value of new business	122	145	46	94	43	35	33	16
Internal rate of return (YTD)	12.7%	13.4%	14.6%	17.1%	11.9%	11.8%	13.3%	13.3%
Single premiums	3,140	5,008	961	799	2,077	3,672	102	538
Annual premiums	719	858	197	176	313	465	209	217
New sales (APE)	1,033	1,359	293	256	521	832	220	270

Staff (FTEs end of period, adjusted for divestments)	36,085	41,236	13,104	14,553	16,422	19,079	6,500	7,571

Results increased significantly from the fourth quarter of 2008 on improved market conditions
Equity markets improved in the fourth quarter, but the positive effect of this was more than offset by the effect of variable annuity assumption changes in the United States and Japan. These assumptions were updated to reflect lower-than-expected surrenders on policies where the value of the benefit guarantees is significant.
ING’s insurance operations posted an underlying loss before tax of EUR 47 million, narrowing from a loss of EUR 2,502 million in the fourth quarter of 2008, but declining from a profit of EUR 551 million before tax in the third quarter. Market-related items netted to nil for the fourth quarter 2009, compared with EUR -2,783 million in the fourth quarter of 2008 and a positive EUR 237 million in the third quarter. In addition to the market impact, the fourth quarter of 2009 result reflects a EUR 343 million charge related to the changes in variable annuity assumptions.
In the fourth quarter of 2009, the most significant positive market-related items consisted of EUR 108 million of capital gains on equity securities and EUR 112 million of private equity revaluations. These were offset by EUR 209 million of impairments and fair value changes on debt securities.
Excluding market impacts and the impact of variable annuity assumption changes, the result increased to EUR 296 million from EUR 281 million in the fourth quarter of 2008 and declined from EUR 315 million in the third quarter. The decline from the third quarter is due to lower non-life results, while the increase from the fourth quarter of last year reflects lower operating expenses, largely offset by lower investment margins resulting from derisking.
New sales (APE) declined by 18.7% on a constant currency basis, with a large part of the decline attributable to the decision to limit variable annuity sales in the United States and cease sales of these products in Japan. The value of new business (VNB) fell 10.3% on a constant currency basis. The decline in VNB was lower than the corresponding decline in sales because pricing margins were increased.
Gross premium income was down 21.8% excluding currency effects, mainly due to lower variable annuity sales.
Operating expenses fell 15.1% excluding the impact of currency movements, reflecting strong cost containment across all regions. In addition, sales-related expenses were down in line with lower production.
Insurance Europe
Insurance Europe posted an underlying profit before tax of EUR 234 million, up from a loss of EUR 186 million in the fourth quarter of 2008 and supported by the improvement in financial markets. Total market-related impacts were just EUR -13 million, compared with EUR -377 million a year earlier.
Valuations of private equity investments recovered, resulting in a positive result on that asset class in the fourth quarter. The rapid decline in real estate valuations began to level off, particularly in the United Kingdom, helping diminish the impact of negative revaluations on results. However, the European Commission’s decision to force a number of banks to defer interest payments on hybrid capital securities led to impairments on those investments.
Premium income declined 10.7% from the fourth quarter of 2008, due entirely to the change in the recognition of life premiums in the Netherlands in the third quarter of 2009. Excluding this change, premium income increased 1.9%. Operating expenses decreased 15.9% excluding currency effects, thanks to strict cost control and a change in the allocation of Group overhead.
Despite the improvement in financial markets, sales of investment-linked products remained under pressure, particularly in Central Europe. A change in the recognition of sales in the Netherlands pushed new sales up 14.5%. Excluding this impact, sales were down 7.0% as lower sales in the Netherlands and Central and Rest of Europe were partially offset by an increase in Belgium and Luxembourg. The value of new business fell 51.1% to EUR 46 million, driven by Central and Rest of Europe, in line with decreased sales.
Insurance Americas
The underlying profit before tax for Insurance Americas was EUR 14 million, compared with EUR -1,084 million in the fourth quarter of 2008, as negative market impacts diminished. However, the positive impact of improved market conditions was offset by the charge of EUR 153 million from changes to assumed surrender rates for variable annuities in the United States in the fourth quarter.
Gross premium income declined 33.2%, or 27.1% excluding currency effects. Lower staff and benefit costs throughout the region led to a 21.3% decline in operating expenses, or 14.4% excluding currency effects.
Sales fell 37.4% from the fourth quarter of 2008, with sales in the United States declining in all business lines. The largest decrease was in variable annuity sales as ING sought to limit sales of its existing variable annuity products. Despite the fall in sales, the value of new business in the Americas was up 22.9%, or 34.4% excluding currency effects. This increase reflects better margins from product repricing and a focus on more profitable sales in variable annuity, as well as continued demand for fixed rate annuity products. This was partially offset by a decline in Latin America where less aggressive commercial activity in Mexico and Peru resulted in lower sales volumes.
At year-end 2009, IFRS reserve adequacy for Insurance Americas deteriorated compared with year-end 2008. The net liability provisions for Insurance Americas became insufficient by EUR 1.6 billion at the 90% confidence level. Using the 90% confidence level is significantly more conservative than using the best-estimate reserve adequacy approach, which is commonly employed, particularly among US companies. At the 50% confidence level, the net liability provisions remain sufficient by EUR 1.8 billion. The deterioration in reserve adequacy is largely driven by changes to assumed surrender rates for certain US legacy retail annuity products.
Insurance Asia/Pacific
Insurance Asia/Pacific posted an underlying loss before tax of EUR 29 million, narrowing from a loss of EUR 240 million a year earlier. The SPVA business in Japan recorded a loss of EUR 130 million, including a EUR 190 million charge related to changes in assumed surrender rates for variable annuities. Excluding the SPVA business in Japan, the underlying profit before tax increased in the fourth quarter to EUR 101 million from EUR 29 million a year ago.
After a strong rebound in the third quarter, sales weakened in the fourth quarter, declining 21.7%. However, sales recovered significantly in December due to tactical measures in South Korea to revitalise the tied agency channel and the launch of a new COLI commission campaign in Japan. Premium income was stable from a year earlier, excluding the discontinued SPVA business, driven by stronger in-force persistency and robust new business growth in Malaysia, Hong Kong, Thailand and India.
Ongoing cost-containment initiatives led to a 23.9% decline in operating expenses from a year earlier. This was primarily driven by South Korea and Japan, where administrative expenses shrank due to lower personnel costs. Operating expenses rose slightly on a constant currency basis in both Malaysia and the Rest of Asia due to strong sales growth.
Insurance Corporate Line
The Corporate Line Insurance recorded a loss of EUR 266 million in the fourth quarter of 2009 compared with a loss of EUR 991 million a year earlier, when results included significant impairments and realised losses on equity investments.

BALANCE SHEET
Key consolidated balance sheet figures

In EUR million	31-Dec-09	30-Sep-09	31-Dec-08

Financial assets at fair value through P&L	233,190	243,063	280,504
Investments	212,112	208,225	258,291
Loans and advances to customers	578,946	577,931	619,791
Other assets	139,395	156,429	173,077

Total assets	1,163,643	1,187,915	1,331,663

Shareholders’ equity	33,863	26,515	17,334
Minority interests	915	1,067	1,594
Non-voting equity securities	5,000	10,000	10,000

Total equity	39,778	37,582	28,928

Insurance and investment contracts	240,858	236,829	240,790
Amounts due to banks	84,235	96,885	152,265
Customer deposits/other funds on deposit	469,508	459,193	522,783
Financial liabilities at fair value through P&L	129,789	146,672	188,398
Other liabilities	199,475	210,755	198,499

Total liabilities	1,123,865	1,150,334	1,302,735

Total equity and liabilities	1,163,643	1,187,915	1,331,663

‘Loans and advances to customers’ decreased by EUR 41 billion compared with year-end 2008 due to the netting of credit and debit balances on current accounts of EUR 76 billion, in part offset by the reclassification of investments and the receivable from the Dutch government as part of the Illiquid Assets Back-up Facility (IABF). The actual loan book declined slightly as growth in personal lending was more than offset by lower demand for corporate credit. ‘Financial assets at fair value through P&L’ decreased by EUR 47 billion and ‘Investments’ fell by EUR 46 billion, mainly due to derisking and deleveraging initiatives.
‘Customer deposits and other funds on deposits’ fell by EUR 53 billion. The netting of current account balances led to a EUR 76 billion reduction, while actual client savings and deposits increased, driven by EUR 25 billion at ING Direct. Debt securities in issue increased by EUR 23 billion following the issuance of long-term bonds by ING Bank. ‘Amounts due to banks’ declined by EUR 68 billion.
Shareholders’ equity increased by EUR 16.6 billion to EUR 33.9 billion, driven by the proceeds of the rights issue and an improvement in the revaluation reserve for debt securities. The proceeds of the rights issue were EUR 7.3 billion, net of fees and expenses, of which EUR 5.6 billion was used to repurchase half of the core Tier 1 securities from the Dutch State. ING’s after-tax revaluation reserve of debt securities improved by EUR 11.0 billion in 2009, led by a EUR 7.1 billion improvement on asset-backed securities, of which EUR 4.6 billion was the result of the IABF. Total equity increased by EUR 10.9 billion to EUR 39.8 billion.
The total number of shares outstanding in the market increased from 2,028 million at end of September 2009 to 3,785 million at the end of December 2009 due to the rights issue. Shareholders’ equity per share was EUR 8.95.
CAPITAL MANAGEMENT
Key capital and leverage ratios

	31-Dec-09	30-Sep-09

Group debt/equity ratio	12.4%	13.1%
Bank core Tier 1 ratio	7.8%	7.6%
Bank Tier 1 ratio	10.2%	9.7%
Bank BIS ratio	13.5%	12.9%
Insurance debt/equity ratio	9.7%	11.5%
Insurance capital coverage ratio	270%	256%

ING’s key capital ratios improved further in the quarter, as risk-weighted assets (RWA) decreased and ING completed a EUR 7.5 billion rights issue. The rights issue proceeds were largely used to repurchase EUR 5 billion of core Tier 1 securities from the Dutch State.
ING Bank’s Tier 1 ratio increased from 9.7% to 10.2%. The core Tier 1 ratio increased from 7.6% to 7.8%. RWA decreased by EUR 5 billion as the sale of part of ING Direct’s prime RMBS portfolio more than offset the increase due to credit rating migration.
Adjusted equity of ING Group increased by EUR 1.9 billion to EUR 49.1 billion. Group core debt declined by EUR 0.2 billion to EUR 6.9 billion as the increase in Group equity, including the core Tier 1 securities, outpaced the increase in shareholders’ equity in Insurance and Bank by EUR 0.2 billion. Consequently, the Group’s debt/equity ratio dropped from 13.1% to 12.4%.
Core debt of ING Insurance was reduced by EUR 0.5 billion to EUR 2.6 billion. The proceeds of the divestment of ING Australia and a capital injection from ING Group were partially offset by the transfer of EUR 1.0 billion of hybrids to ING Bank. Adjusted equity was stable. As a result, the debt/equity ratio of Insurance decreased from 11.5% to 9.7%.
Dividends
It is ING’s policy to pay dividends in relation to the long-term underlying development of cash earnings. Dividends will only be declared when the Executive Board considers such dividends appropriate, taking into consideration the financial conditions then prevailing and the longer-term outlook. Given the uncertain financial environment, ING will not pay a dividend over 2009.

RISK MANAGEMENT
Underlying result before tax excluding market impacts, risk costs and VA assumption changes

	Group			Banking			Insurance
EUR million	4Q2009	4Q2008	3Q2009	4Q2009	4Q2008	3Q2009	4Q2009	4Q2008	3Q2009

Underlying result before tax excl. market impacts, risk costs and VA assumption changes	2,106	1,279	2,371	1,810	998	2,056	296	281	315

Subprime RMBS	-74	-50	-151	-12	-36	-42	-62	-14	-109
Alt-A RMBS	-324	-1,814	-580	-257	-1,672	-577	-67	-142	-3
Prime RMBS	0	0	-26	0	0	-26	0	0	0
Other ABS	0	0	-18	0	0	-18	0	0	0
CDO/CLO	10	-185	73	-1	-26	0	11	-159	73
CMBS	-25	0	0	0	0	0	-25	0	0
Other debt securities	-69	-264	-4	-2	-84	-1	-67	-180	-3

Impairments / fair value changes debt securities	-482	-2,313	-706	-272	-1,817	-664	-209	-495	-42
Equity securities impairments	-15	-569	-29	-12	-43	-9	-3	-526	-20
Capital gains on equity securities	128	-280	180	20	-69	-1	108	-211	181
Hedges on direct equity exposure	-43	82	-232	0	0	0	-43	82	-232
Hedges on indirect equity exposure	-3	-49	-134	0	0	0	-3	-49	-134
DAC unlocking	-16	-789	104	0	0	0	-16	-789	104

Equity related impact	51	-1,605	-111	8	-112	-10	43	-1,493	-100
Real Estate revaluations / impairments	-558	-608	-520	-457	-332	-423	-101	-276	-97
Private equity revaluations	112	-275	82	0	0	0	112	-275	82

Real Estate / Private equity	-446	-883	-438	-457	-332	-423	11	-551	-15
Capital gains on debt securities	-110	-77	166	-91	0	51	-19	-77	115
Other market impact	-5	-167	204	-180	0	-75	175	-167	279

Other	-115	-244	370	-271	0	-24	156	-244	394

Total market impacts	-992	-5,045	-885	-992	-2,262	-1,121	0	-2,783	237

Loan loss provisions Bank	-686	-576	-662	-686	-576	-662	0	0	0
Variable annuity (VA) assumption changes	-343	0	0	0	0	0	-343	0	0

Total market impacts, risk costs and VA assumption changes	-2,021	-5,621	-1,547	-1,678	-2,838	-1,783	-343	-2,783	237

Underlying result before tax	85	-4,343	825	132	-1,841	274	-47	-2,502	551

ING reduced its exposure to asset-backed securities to EUR 60.7 billion at the end of December 2009. In the fourth quarter, ING Direct sold EUR 0.8 billion of US prime RMBS, freeing up EUR 7 billion of RWA. The remaining US prime RMBS portfolio within ING Direct has a market value of EUR 0.9 billion and is 100% investment grade.
Impairments of EUR 324 million were booked on ING’s Alt-A portfolio. Market prices increased slightly to EUR 3 billion, representing 60% of the amortised cost price, up 1%-point from the end of September. The vast majority of the Alt-A portfolio has now been impaired and the remaining negative revaluation in shareholders’ equity is EUR 239 million before tax (EUR 150 million after tax) at the end of December. This includes a EUR 92 million positive revaluation on previously-impaired bonds and EUR 331 million of negative revaluation on non-impaired bonds.
ING’s subprime RMBS portfolio was EUR 1.4 billion at quarter-end. The market value increased to 53% of the purchase price from 49% at the end of September. ING took EUR 74 million pre-tax impairments on subprime RMBS in the quarter.
The CMBS portfolio had a market value of EUR 7.7 billion at the end of December. The fair value was 81%, up from 79% at the end of the third quarter. In the fourth quarter, EUR 25 million of impairments on CMBS were booked at Insurance Americas.
ING’s CDO/CLO portfolio was EUR 4.1 billion at 31 December 2009. A EUR 10 million positive fair value adjustment was taken through the P&L as corporate credit spreads tightened.
The EUR 69 million impairments in other debt securities were concentrated among investments in bank hybrid capital securities on which coupon payments were (expected to be) missed.
ING Group’s direct real estate exposure was reduced to EUR 13.1 billion at 31 December 2009. EUR 0.8 billion of property was sold during the fourth quarter. Of the EUR 7.7 billion of property that is subject to revaluation through the P&L, negative fair value changes totalled EUR 262 million. On ING’s investment of EUR 2.3 billion in real estate development projects, an impairment of EUR 296 million, of which EUR 254 million via costs and EUR

42 million through lower income, was taken in the fourth quarter. ING is scaling down its exposure to real estate development by focusing on the Benelux and selected European markets.
ING’s listed equity portfolio increased to EUR 6.6 billion at 31 December 2009. The revaluation reserve on equities increased from EUR 3.2 billion to EUR 3.7 billion at year-end 2009. ING Insurance holds put options on the Eurostoxx 50 to hedge its listed equity portfolio. The total nominal hedged amount was EUR 3.0 billion at 31 December 2009. The P&L impact of the hedge was EUR -43 million. ING Insurance had EUR 1.7 billion in private equity and alternative investments at quarter-end. Positive revaluations of EUR 112 million were taken through the P&L.
Experience analysis of the variable annuity business indicated that during the crisis surrenders by policyholders were lower than assumed for in-the-money guarantees. This negatively impacted fourth-quarter earnings for Insurance US by EUR 153 million and for the Japanese variable annuity book by EUR 190 million.
Risk costs were EUR 686 million in the quarter, or an annualised 96 basis points of average CRWA. Risk costs for full-year 2009 were 102 basis points. Loan loss provisions are expected to gradually trend down to a normalised level of 40-45 basis points. For the coming quarters, ING expects that risk costs will be around the levels of the second half of 2009.
RWAs decreased by EUR 5 billion to EUR 332 billion in the fourth quarter. Credit rating migration added around EUR 6 billion of RWA in the quarter. This was offset by the sale of part of ING Direct’s US prime RMBS portfolio, which released EUR 7 billion of RWAs. A reduction of trading book risk reduced market RWA by another EUR 2 billion. RWA for operational risk declined by EUR 1 billion.

ENQUIRIES

Investor enquiries	Press enquiries
T: +31 20 541 5460	T: +31 20 541 5433
E: investor.relations@ing.com	E: mediarelations@ing.com
Conference call, press conference and webcast
Jan Hommen, Patrick Flynn and Koos Timmermans will discuss the results in an analyst and investor conference call on 17 February 2010 at 9:00 CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 208 515 2378 (UK) or +1 480 629 9724 (US) and via live audio webcast at www.ing.com.
A press conference will be held on 17 February 2010 at 11:30 CET. Journalists are invited to join the conference at ING House, Amstelveenseweg 500, Amsterdam. Journalists can also join in listen-only mode at +31 20 794 8500 (NL) and via live audio webcast at www.ing.com.
Additional information is available in the following documents published at www.ing.com, which do not form part of this press release:
•	ING Group Quarterly Report

•	ING Group Statistical Supplement

•	ING Group Historical Trend Data

•	Analyst Presentation

•	US Statistical Supplement
APPENDICES
Appendix 1: Key Figures per Quarter
Appendix 2: Banking P&L by Business Line
Appendix 3: Insurance P&L by Business Line
Appendix 4: ING Group Consolidated Balance Sheet
Appendix 5: Underlying Result Before Tax excluding Market Impacts, Risk Costs and VA Assumption Changes 4Q2009
Appendix 6: Underlying Result Before Tax excluding Market Impacts, Risk Costs and VA Assumption Changes FY2009
ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).
In preparing the financial information in this document, the same accounting principles are applied as in the 2008 ING Group Annual Accounts. The financial statements for 2009 are in progress and may be subject to adjustments from subsequent events. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) the implementation of ING’s restructuring plan to separate banking and insurance operations, (iv) changes in the availability of, and costs associated with, sources of liquidity, such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (v) the frequency and severity of insured loss events, (vi) mortality and morbidity levels and trends, (vii) persistency levels, (viii) interest rate levels, (ix) currency exchange rates, (x) general competitive factors, (xi) changes in laws and regulations, (xii) changes in the policies of governments and/or regulatory authorities, (xiii) conclusions with regard to purchase accounting assumptions and methodologies, (xiv) changes in ownership that could affect the future availability to us of net operating loss, net capital loss and built-in loss carryforwards, and (xv) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

APPENDIX 1: KEY FIGURES PER QUARTER
ING Group: Key Figures per Quarter

In EUR million	4Q2009	3Q2009	2Q2009	1Q2009	FY2009	4Q2008	3Q2008	2Q2008	1Q2008	FY2008

Underlying result before tax
Retail Banking	421	548	426	139	1,534	75	420	558	638	1,691
ING Direct	-177	-358	-175	44	-666	-1,411	-47	179	155	-1,125
Commercial Banking	69	267	-148	506	694	-366	40	365	570	609
of which Commercial Banking excluding ING Real Estate	379	577	432	696	2,083	-119	53	509	462	906
of which ING Real Estate	-310	-309	-580	-190	-1,389	-248	-13	-143	107	-297
Corporate line Banking	-180	-184	-307	9	-661	-139	-629	-2	43	-726

Underlying result before tax from Banking	132	274	-204	698	900	-1,841	-216	1,100	1,406	449

Insurance Europe	234	358	134	-75	650	-186	101	397	339	651
Insurance Americas	14	304	251	-509	61	-1,084	-330	250	207	-958
Insurance Asia/Pacific	-29	189	182	-123	220	-240	3	93	143	-1
Corporate line Insurance	-266	-301	-311	-244	-1,122	-991	-300	262	-43	-1,072

Underlying result before tax from Insurance	-47	551	256	-951	-191	-2,502	-527	1,001	647	-1,380

Underlying result before tax	85	825	52	-253	709	-4,343	-743	2,102	2,053	-931

Taxation	18	85	-76	53	80	-1,217	-143	296	498	-565
Minority interests	-7	-8	-83	-21	-118	-33	-3	-44	19	-62

Underlying net result	74	748	211	-286	748	-3,093	-597	1,851	1,534	-304

Net gains/losses on divestments	273	-168	8	-57	57	-217	178	2	45	7
Net result from divested units	-4	25	12	-13	20	-270	15	95	55	-105
Special items after tax	-1,055	-107	-161	-438	-1,759	-132	-74	-28	-94	-327

Net result	-712	499	71	-793	-935	-3,711	-478	1,920	1,540	-729

Result per share (in EUR)	-0.33	0.25	0.03	-0.39	-0.44	-1.82	-0.22	0.94	0.74	-0.36

Earnings per share (in EUR)	-0.46	0.19	-0.30	-0.30	-0.57	-1.41	-0.17	0.72	0.57	-0.27

Note: Result Per Share (RPS) differs from IFRS Earnings Per Share (EPS) in respect of payments / attributions the Non-voting equity securities and the recalculation of the number of outstanding shares to reflect the impact of the rights issue. A reconciliation between RPS and EPS is provided in the Annual Accounts.

APPENDIX 2: BANKING P&L BY BUSINESS LINE
Banking: Profit & Loss Account

	Total			Retail Banking			ING Direct			Commercial Banking			Corporate Line
In EUR million	4Q2009	4Q2008	Change	4Q2009	4Q2008	Change	4Q2009	4Q2008	Change	4Q2009	4Q2008	Change	4Q2009	4Q2008

Interest result	3,151	3,217	-2.1%	1,485	1,427	4.1%	798	696	14.7%	876	1,145	-23.5%	-8	-52
Commission income	687	719	-4.5%	334	318	5.0%	39	105	-62.9%	317	297	6.7%	-3	-1
Investment income	-422	-1,846		9	-5		-353	-1,640		-72	-126		-6	-76
Other income	-54	-668		41	-51		-45	1	-4600.0%	-78	-645		27	27

Total underlying income	3,362	1,421	136.6%	1,868	1,690	10.5%	440	-838		1,043	672	55.2%	11	-102

Operating expenses	2,544	2,686	-5.3%	1,178	1,408	-16.3%	417	458	-9.0%	757	784	-3.4%	191	37
Gross result	818	-1,265		690	282	144.7%	22	-1,296		286	-112		-180	-139
Addition to loan loss provision	686	576	19.1%	269	207	30.0%	200	115	73.9%	217	254	-14.6%

Underlying result before tax	132	-1,841		421	75	461.3%	-177	-1,411		69	-366		-180	-139

Taxation	-55	-737		58	24	141.7%	-63	-512		-6	-82		-44	-167
Minority interests	-16	-39		4	1	300.0%				-20	-40

Underlying net result	204	-1,065		359	50	618.0%	-115	-899		95	-244		-136	28

Net gains/losses on divestments
Net result from divested units
Special items after tax	-923	-119		-67	-54			-65		-31			-824

Net result from Banking	-719	-1,184		292	-3		-115	-965		64	-244		-960	28

Key Figures
Underlying cost/income ratio	75.7%	189.0%		63.1%	83.3%		94.9%	n.a.		72.6%	116.7%		1764.5%	n.a.
Risk costs in bp of average CRWA	96	81		127	107		133	87		63	67
Risk-weighted assets (end of period)	332,374	343,388	-3.2%	98,761	95,002	4.0%	69,326	67,864	2.2%	160,300	177,197	-9.5%	3,987	3,324
Underlying RAROC before tax	6.4%	-29.5%		31.3%	9.6%		-3.4%	-133.1%		5.2%	-9.9%		n.a.	n.a.
Underlying RAROC after tax	5.9%	-17.3%		25.7%	7.3%		-2.3%	-84.8%		5.0%	-7.9%		n.a.	n.a.
Economic Capital (average over period)	22,831	22,227	2.7%	6,856	6,244	9.8%	4,390	3,991	10.0%	8,897	9,948	-10.6%	2,688	2,043
Staff (FTEs end of period)	71,088	75,109	-5.4%	47,406	49,665	-4.5%	9,448	9,980	-5.3%	14,234	15,463	-7.9%

APPENDIX 3: INSURANCE P&L BY BUSINESS LINE
Insurance: Profit & Loss Account

	Total Insurance			Insurance Europe			Insurance Americas			Insurance Asia/Pacific			Corporate Line
In EUR million	4Q2009	4Q2008	Change	4Q2009	4Q2008	Change	4Q2009	4Q2008	Change	4Q2009	4Q2008	Change	4Q2009	4Q2008

Gross premium income	6,667	8,970	-25.7%	2,205	2,469	-10.7%	3,112	4,662	-33.2%	1,340	1,825	-26.6%	10	14
Commission income	466	458	1.7%	149	123	21.1%	284	313	-9.3%	31	22	40.9%	2
Direct investment income	1,695	2,060	-17.7%	748	934	-19.9%	835	1,063	-21.4%	473	233	103.0%	-361	-170
Realised gains and fair value changes	-693	-104		-190	-40		-499	-292		-55	1,099	-105.0%	51	-871
Total investment and other income	1,002	1,956	-48.8%	558	894	-37.6%	337	771	-56.3%	418	1,332	-68.6%	-311	-1041

Total underlying income	8,135	11,384	-28.5%	2,913	3,486	-16.4%	3,733	5,746	-35.0%	1,789	3,179	-43.7%	-300	-1,027

Underwriting expenditure	6,942	12,328	-43.7%	2,216	3,043	-27.2%	3,283	6,306	-47.9%	1,430	2,974	-51.9%	13	5
Operating expenses	957	1,171	-18.3%	398	480	-17.1%	374	475	-21.3%	143	188	-23.9%	42	28
Other interest expenses	265	362	-26.8%	65	148	-56.1%	62	50	24.0%	244	256	-4.7%	-106	-92
Impairments	18	26	-30.8%		2								18	24

Total underlying expenditure	8,182	13,886	-41.1%	2,679	3,673	-27.1%	3,719	6,830	-45.5%	1,818	3,419	-46.8%	-34	-36

Underlying result before tax	-47	-2,502		234	-186		14	-1,084		-29	-240		-266	-992

Taxation	73	-480		25	13	92.3%	133	-272		-1	-74		-84	-147
Minority interests	9	6	50.0%	11			1	2	-50.0%		3		-3	1

Underlying net result	-130	-2,028		197	-199		-120	-814		-27	-169		-180	-846

Net gains/losses on divestments	273	-217		-15			-51	-3		339	-214
Net result from divested units	-4	-270					-4	-129			-60			-81
Special items after tax	-132	-13		-20			-5	-13					-107

Net result from Insurance	7	-2,528		163	-199		-179	-959		312	-443		-288	-927

New business figures
Value of new business	122	145	-15.9%	46	94	-51.1%	43	35	22.9%	33	16	106.3%
Internal rate of return (YTD)				14.6%	17.1%		11.9%	11.8%		13.3%	13.3%
Single premiums	3,140	5,008	-37.3%	961	799	20.3%	2,077	3,672	-43.4%	102	538	-81.0%
Annual premiums	719	858	-16.2%	197	176	11.9%	313	465	-32.7%	209	217	-3.7%
New sales (APE)	1,033	1,359	-24.0%	293	256	14.5%	521	832	-37.4%	220	270	-18.5%

Other key figures
Client balances (in EUR billion)	408	382	6.8%	136	122	11.5%	189	175	8.0%	84	85	-1.2%
Staff (FTEs end of period, adjusted for divestments)	36,085	41,236	-12.5%	13,104	14,533	-9.8%	16,422	19,079	-13.9%	6,500	7,571	-14.1%

APPENDIX 4: ING GROUP CONSOLIDATED BALANCE SHEET
ING Group: Consolidated Balance Sheet

	ING Group		ING Bank NV		ING Verzekeringen NV		Holdings/Eliminations
in EUR million	31 Dec. 09	30 Sep. 09	31 Dec. 09	30 Sep. 09	31 Dec. 09	30 Sep. 09	31 Dec. 09	30 Sep. 09

Cash and balances with central banks	15,390	14,316	12,602	10,960	9,425	9,853	-6,637	-6,497
Amounts due from banks	43,397	51,373	43,397	51,373
Financial assets at fair value through P&L	233,190	243,063	122,770	135,821	111,117	107,895	-697	-653
Investments	212,112	208,225	106,591	105,039	105,521	103,185
Loans and advances to customers	578,946	577,931	551,774	551,240	29,014	30,202	-1,842	-3,511
Reinsurance contracts	5,480	5,376			5,480	5,376
Investments in associates	3,699	3,811	1,396	1,454	2,486	2,535	-183	-178
Real estate investments	3,638	4,071	2,283	2,696	1,069	1,083	286	292
Property and equipment	6,119	6,180	5,567	5,637	552	543
Intangible assets	6,021	6,056	2,377	2,380	3,875	3,903	-231	-227
Deferred acquisition costs	11,398	11,048			11,398	11,048
Assets held for sale	5,024	16,901	4,583	4,936	441	11,964
Other assets	39,228	39,566	28,780	28,553	10,031	10,868	417	145

Total assets	1,163,643	1,187,915	882,119	900,089	290,409	298,455	-8,885	-10,629

Shareholders’ equity	33,863	26,515	30,222	29,441	15,887	14,530	-12,246	-17,456
Minority interests	915	1,067	995	1,132	80	81	-160	-147
Non-voting equity securities	5,000	10,000					5,000	10,000

Total equity	39,778	37,582	31,217	30,573	15,967	14,611	-7,406	-7,603

Subordinated loans	10,099	10,018	21,193	20,567	5,743	6,731	-16,837	-17,280
Debt securities in issue	119,981	117,369	109,357	106,753	4,079	4,057	6,545	6,560
Other borrowed funds	23,151	25,187			7,036	8,688	16,115	16,499
Insurance and investment contracts	240,858	236,829			240,857	236,829
Amounts due to banks	84,235	96,885	84,235	96,885
Customer deposits and other funds on deposits	469,508	459,193	477,602	467,399			-8,094	-8,206
Financial liabilities at fair value through P&L	129,789	146,672	126,496	143,819	3,921	3,453	-628	-601
Liabilities held for sale	4,890	16,669	4,631	5,657	258	11,012
Other liabilities	41,353	41,514	27,388	28,436	12,547	13,075	1,418	2

Total liabilities	1,123,865	1,150,334	850,902	869,516	274,442	283,844	-1,479	-3,027

Total equity and liabilities	1,163,643	1,187,915	882,119	900,089	290,409	298,455	-8,885	-10,629

APPENDIX 5: UNDERLYING RESULT BEFORE TAX EXCL. MARKET IMPACTS, RISK COSTS AND VA ASSUMPTION CHANGES 4Q2009
Underlying result before tax excluding market impacts, risk costs and VA assumption changes 4Q2009

	Group	Banking					Insurance
						Corporate					Corporate
in EUR million	Total	Total	Retail	ING Direct	Commercial	Line	Total	Europe	Americas	Asia/Pacific	Line

Underlying result before tax excluding market impacts, risk costs and VA assumption changes	2,106	1,810	688	375	743	4	296	247	186	102	-239

Subprime RMBS	-74	-12		-12			-62		-62
Alt-A RMBS	-324	-257		-250	-7		67		-67
CDO/CLO	10	-1			-1		11		11
CMBS	-25						-25		-25
Other debt securities	-69	-2			-2		-67	-79	6	8	-1

Impairments and fair value changes on debt securities	-482	-272		-262	-10		-209	-79	-137	8	-1

Equity securities impairments	-15	-12			-7	-5	-3	-7			4
Capital gains on equity securities	128	20	1		19		108	24	2	5	77
Hedges on direct equity exposure	-43						-43	42			-85
Hedges on indirect equity exposure	-3						-3		-3
DAC unlocking	-16						-16		-16

Equity related impact	51	8	1		12	-5	43	59	-17	5	-4

Real Estate revaluations / impairments	-558	-457			-457		-101	-98	1	-4
Private Equity revaluations	112						112	89	24	-2

Revaluations	-446	-457			-457		11	-9	25	-6

Capital gains on debt securities	-110	-91	1	-91	-2	1	-19	-24	2	3
Other market impact	-5	-180				-180	175	40	108	49	-22

Total market impacts	-992	-992	2	-352	-457	-184	0	-13	-19	59	-27

Loan loss provisions Bank	-686	-686	-269	-200	-217
Variable annuity assumption changes	-343						-343		-153	-190

Total market impacts, risk costs and VA assumption changes	-2,021	-1,678	-267	-552	-674	-184	-343	-13	-172	-131	-27

Underlying result before tax	85	132	421	-177	69	-180	-47	234	14	-29	-266

APPENDIX 6: UNDERLYING RESULT BEFORE TAX EXCL. MARKET IMPACTS, RISK COSTS AND VA ASSUMPTION CHANGES FY2009
Underlying result before tax excluding market impacts, risk costs and VA assumption changes FY2009

	Group		Banking		Insurance
in EUR million	FY2009	FY2008	FY2009	FY2008	FY2009	FY2008

Underlying result before tax excl. market impacts, risk costs and VA assumption changes	8,767	7,023	7,393	5,263	1,374	1,760

Subprime RMBS	-350	-120	-160	-81	-190	-39
Alt-A RMBS	-1,405	-2,063	-1,245	-1,823	-160	-240
Prime RMBS	-47		-47
Other ABS	-37	-4	-37	-4
CDO/CLO	133	-394	-1	-122	134	-272
CMBS	-25				-25
Monoliners	-58	-9	-58	-9
Other debt securities	-174	-809		-255	-174	-554

Impairments / fair value changes debt securities	-1,963	-3,399	-1,548	-2,294	-415	-1,105

Equity securities impairments	-302	-1,454	-49	-331	-253	-1,123
Capital gains on equity securities	426	754	24	30	402	724
Hedges on direct equity exposure	-312	482			-312	482
Hedges on indirect equity exposure	-417	-49			-417	-49
DAC unlocking	-351	-1,094			-351	-1,094

Equity related impact	-957	-1,361	-25	-302	-932	-1,059

Real Estate revaluations / impairments	-2,156	-1,173	-1,687	-732	-469	-441
Private equity revaluations	56	-413			56	-413

Real Estate / Private equity	-2,100	-1,587	-1,687	-732	-413	-855

Capital gains on debt securities	33	-106	-19		52	-106
Other market impact	244	-220	-241	-206	485	-14

Other	278	-325	-260	-206	538	-119

Total market impacts	-4,742	-6,674	-3,520	-3,534	-1,222	-3,140

Loan loss provisions Bank	-2,973	-1,280	-2,973	-1,280
Variable annuity (VA) assumption changes	-343				-343

Total market impacts, risk costs and VA assumption changes	-8,058	-7,954	-6,493	-4,814	-1,565	-3,140

Underlying result before tax	709	-931	900	449	-191	-1,380

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: February 17, 2010